UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-43187

AI OKTO CORP.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibits 99.1 and 99.2 are the unaudited interim condensed combined carve-out financial statements, and the accompanying notes thereto, of the predecessor of AI OKTO CORP. (the “Company”) for the six months ended June 30, 2026, and the related management’s discussion and analysis of financial condition and results of operations of the Company for the six-month periods ended June 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AI OKTO CORP.
Dated: October 15, 2026
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chief Executive Officer